UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Miguel Hidalgo

11529 Mexico City, Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

América Móvil’s first quarter of

2020 financial and operating report

Mexico City, April 28th, 2020 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the first quarter of 2020.

●

First quarter figures in this report show limited impact so far from the pandemic. Our consolidated results were strong, with all our main operations performing well. However, after contingency measures were enforced in all countries, most of them around mid-March, operational trends began to change. There is no clarity as to its duration and magnitude overall or its impact in the countries where we operate.

●

In América Móvil we have been fully committed to ensuring the continuity of our top-quality services, prioritizing the health and well-being of our clients and employees and adapting our processes and commercial plans to accommodate the needs of our subscribers. We will continue to work together with our various stakeholders to this end.

●

We ended March with 283 million wireless subscribers after incorporating 3.5 million subs from the acquisition of Nextel. Organically, we gained 1.4 million mobile postpaid subscribers in the first quarter, including 874 thousand in Brazil and 215 thousand in Mexico. Our postpaid base increased 7.8% year-on-year, while prepaid was down 2.6%.

●	Fixed-broadband is still the main driver on the fixed-line platform; we connected 432 thousand new accesses, including 107 thousand in Brazil and 105 thousand in Mexico.

●	Revenues of 250 billion pesos were up 1.8% in Mexican peso terms. At constant exchange rates, service revenues expanded 5.0%—the fastest pace in over a year.

●

Mobile postpaid and fixed-broadband were the main drivers of revenue growth, increasing 13.6% and 7.8%. Prepaid service revenue expanded 3.9%, with Mexico, Colombia and Dominicana seeing 13% increases. Mobile ARPU rose in most countries from the year-earlier quarter driven by data services.

●

EBITDA came in at 77.6 billion pesos in the quarter and was up 2.9% in Mexican peso terms and 8.3% at constant exchange rates, with EBITDA rising faster in Mexico, 11.9%; Brazil, 7.5%; and Colombia, 8.2%.

●

Our operating profit came in at 39.0 billion pesos, having increased 9.9% from the year-earlier-quarter. However, after financing costs of 79.6 billion pesos—driven by foreign exchange losses stemming from the devaluation of the Mexican peso and other latam currencies vis-a-vis the U.S. dollar and the euro—we posted a net loss of 29.4 billion pesos in the quarter.

●

Our net debt ended March at 817 billion pesos. Under IAS17 our net debt to EBITDA ratio stood at 1.87x. In cash flow terms it was up 24.6 billion pesos year-to-date—mostly on account of seasonal effects on working capital—helping us fund our capital expenditures.

América Móvil Fundamentals

	1Q20	1Q19

Earnings per Share (Mex$)(1)	-0.45	0.30

Earning per ADR (US$)(2)	-0.45	0.31

EBITDA per Share (Mex$)(3)	1.18	1.14

EBITDA per ADR (US$)	1.19	1.19

Net Income (millions of Mex$)	-29,381	19,553

Average Shares Outstanding (billion)	66.00	66.03

(1) Net Income / Average Shares Outstanding

(2) 20 shares per ADR

(3) EBITDA/ Average Shares Outstanding

América Móvil’s Subsidiaries as of March 2020

Country	Brand	Business	Equity Participation

Mexico	Telcel	wireless	100.0%

	Telmex	wireline	98.8%

	Sección Amarilla	other	100.0%

	Telvista	other	90.0%

Argentina	Claro	wireless	100.0%

	Telmex	wireline	100.0%

Brazil	Claro	wireless/wireline	98.5%

Chile	Claro	wireless	100.0%

	Telmex	wireline	100.0%

Colombia	Claro	wireless/wireline	99.4%

Costa Rica	Claro	wireless	100.0%

Dominicana	Claro	wireless/wireline	100.0%

Ecuador	Claro	wireless/wireline	100.0%

El Salvador	Claro	wireless/wireline	95.8%

Guatemala	Claro	wireless/wireline	99.3%

Honduras	Claro	wireless/wireline	100.0%

Nicaragua	Claro	wireless/wireline	99.6%

Panama	Claro	wireless/wireline	100.0%

Paraguay	Claro	wireless/wireline	100.0%

Peru	Claro	wireless/wireline	100.0%

Puerto Rico	Claro	wireless/wireline	100.0%

Uruguay	Claro	wireless/wireline	100.0%

USA	Tracfone	wireless	100.0%

Netherlands	KPN	wireless/wireline	16.1%

Austria	Telekom Austria	wireless/wireline	51.0%

The reported figures for Argentina corresponding to the first quarter of 2020 are presented in accordance with a) IAS29 reflecting the effects of the adoption of inflationary accounting that became mandatory after the Argentinean economy was deemed to be hyperinflationary in the third quarter of 2018 and b) IAS21 translated to Mexican pesos using the end-of-period exchange rate.

All comparisons at constant exchange rates for America Movil’s consolidated figures will exclude Argentina to ensure consistency.

Relevant Events

On April 24, 2020 we announced that our shareholders approved the payment of an ordinary dividend of MXP$0.38 per share, payable in cash; series “L” shares of AMX; or a combination thereof, according to the election of each shareholder. The dividend will be payable in two installments of MXP$0.19 each, on July 20 and November 9, 2020 and they also approved to allocate an amount equal to MXP$6,000’000,000 as its buyback program for the April 2020—April 2021 period, such amount includes the balance of the buyback program fund as that date.

América Móvil on COVID-19

The unprecedented health crisis arising from the spread of the Coronavirus will result in a severe global economic downturn that will impact substantially most countries according to the forecasts of various international banks and multilateral institutions. There is no clarity as to its duration and magnitude overall or its impact in the countries where we operate. The financial resilience of our company and its vast and critical infrastructure after a long period of large investment are important assets in these times.

It has become increasingly evident that telecommunication services are critical for companies, families and individuals alike. In América Móvil we have been fully committed to ensuring the continuity of our top-quality services, prioritizing the health and well-being of our clients and employees. We have adapted our processes and commercial plans to accommodate the needs of our subscribers and we have actively supported all government measures related to our industry.

First quarter figures in this report show limited impact so far from the pandemic. Rather the opposite: our consolidated results were strong, with all our main operations performing well. América Móvil entered this COVID-19 crisis with a solid balance sheet after a long period of deleveraging and remains committed to maintaining a low leverage ratio. We have drawn our committed credit facilities to ensure that we can continue to service our debt and preserve optimal liquidity for the foreseeable future. As for our cash flow and profitability we aim to protect them by adjusting our spending—opex, capex and working capital—as need be.

Access Lines

We ended March with 283 million wireless subscribers after incorporating 3.5 million subs from the acquisition of Nextel in Brazil. Organically, our subscriber base was up 0.6% after net additions that were just shy of one million. This figure comprises 1.4 million postpaid net gains and 442 thousand prepaid disconnections. Our postpaid base was up 7.8% organically and 12.0% after the integration of Nextel, reaching 94 million subs. Brazil led the way in terms of postpaid growth after adding 874 thousand subs followed by Mexico with 215 thousand. The prepaid base ended the quarter with 189 million subs, 2.6% below last year.

After adding 78 thousand RGUs in the quarter we finished with 81.4 million RGUs in the fixed-line segment. We connected 432 new broadband accesses including 107 thousand in Brazil and 105 thousand in Mexico. In the PayTV segment we registered disconnections of 141 thousand in the quarter, and in fixed voice the number of lines came down by 213 thousand.

General trends across our operations show a deceleration of net additions in March when compared to the first two months of the year that relates to the sanitary crisis and the lock-down in several countries in which our stores and customer service centers have been partially open. On the fixed-line platform, broadband was the exception in several countries including Mexico, Brazil and Colombia where new connections were higher in March given the advent of the restrictions on mobility and the increasing need to remain connected at home.

Wireless Subscribers as of March 2020

	Total(1) (Thousands)

Country	Mar ’20	Dic ’19	Var.%	Mar ’19	Var.%

Argentina, Paraguay and Uruguay	24,667	24,634	0.1%	24,370	1.2%

Austria & CEE	21,306	21,296	0.0%	20,941	1.7%

Brazil	58,671	54,488	7.7%	56,383	4.1%

Central America	15,469	15,488	-0.1%	15,841	-2.3%

Caribbean	6,312	6,244	1.1%	5,980	5.6%

Chile	6,966	6,873	1.4%	6,720	3.7%

Colombia	31,244	31,104	0.4%	29,887	4.5%

Ecuador	8,465	8,493	-0.3%	8,308	1.9%

Mexico	77,212	76,918	0.4%	75,611	2.1%

Peru	11,543	11,611	-0.6%	11,818	-2.3%

USA	20,704	20,876	-0.8%	21,599	-4.1%

Total Wireless Lines	282,559	278,027	1.6%	277,458	1.8%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed-Line and Other Accesses (RGUs) as of March 2020

	Total(1) (Thousands)

Country	Mar ’20	Dic ’19	Var.%	Mar ’19	Var.%

Argentina, Paraguay and Uruguay	1,210	1,114	8.6%	833	45.4%

Austria & CEE	6,131	6,143	-0.2%	6,182	-0.8%

Brazil	33,808	34,048	-0.7%	34,993	-3.4%

Central America	4,408	4,409	0.0%	4,393	0.3%

Caribbean	2,516	2,528	-0.5%	2,545	-1.1%

Chile	1,398	1,400	-0.2%	1,441	-3.0%

Colombia	7,760	7,613	1.9%	7,320	6.0%

Ecuador	458	446	2.8%	397	15.5%

Mexico	22,039	21,992	0.2%	22,350	-1.4%

Peru	1,646	1,603	2.7%	1,498	9.9%

Total RGUs	81,375	81,297	0.1%	81,951	-0.7%

(1) Fixed Line, Broadband and Television (Cable & DTH). Central America figures have been adjusted in accordance with the methodolgy used for all AMX operations.

América Móvil Consolidated Results

Signs of the emergence of the Coronavirus pandemic in China early in the first quarter and of the ensuing contagion of other regions, first in Europe and then in the Americas, brought about a chaotic response of financial markets concerned that a major economic contraction would follow. Over the last several weeks the full or partial lockdown of various countries has resulted in a sharp collapse of economic activity and rapidly rising levels of unemployment. Most Latin American currencies depreciated vs. the U.S. dollar, with the Mexican peso losing 25%, the Brazilian real 29% and the Colombian peso 24% in relation to their levels at the close of 2019.

The above notwithstanding, our consolidated revenues expanded at a rapid pace, as several operations—including Mexico, Brazil and Colombia—posted their best revenue increase in at least five quarters. Consolidated revenues, 250 billion pesos, were up 1.8% year-on-year in Mexican peso terms, with service revenue growing 5.0% at constant exchange rates from a year before—also the fastest pace in over a year. In Colombia service revenues expanded at similar rates on both the mobile and the fixed-line platforms, approximately 9.5%.

Mobile services were the main driver of revenue growth, at 8.4%, the most dynamic rhythm in sev- eral quarters, helped along by postpaid revenue—up 13.6% at constant exchange rates partly on account of the incorporation of Nextel—as several countries experienced an acceleration of revenue growth. Prepaid service revenue expanded at roughly half that pace, 3.9%, although Mexico, Colombia and Dominicana saw 13% increases. Mobile ARPU rose in most countries from the year before driven by data services, as data consumption per client kept on increasing rapidly.

On the fixed-line platform service revenues declined slightly at constant exchange rates, 0.7%, as fixed-broadband revenues, up 7.8%—the second most dynamic business line in our group after mobile postpaid revenues—did not managed to fully offset the declines seen in voice and PayTV revenues. Peru, Colombia and Ecuador presented sequential improvements and their best results in over a year while fixed service revenues in Brazil and Puerto Rico continued their downward trend.

EBITDA totaled 77.6 billion pesos and our operating profit 39.0 billion pesos, increasing 2.9% and 9.9% in Mexican peso terms respectively. At constant exchange rates EBITDA rose 8.3% rising more rapidly in Mexico, 11.9%. In Brazil and Colombia EBITDA was up 7.5% and 8.2% whereas it fell in Puerto Rico, Panama and Nicaragua.

América Móvil’s Income Statement Millions of Mexican pesos

	1Q20	1Q19	Var.%

Service Revenues	209,513	206,454	1.5%

Equipment Revenues	39,480	37,852	4.3%

Total Revenues*	250,102	245,656	1.8%

Cost of Service	75,475	74,833	0.9%

Cost of Equipment	40,388	39,186	3.1%

Selling, General & Administrative Expenses	55,566	54,784	1.4%

Others	1,045	1,418	-26.3%

Total Costs and Expenses	172,474	170,220	1.3%

EBITDA	77,627	75,436	2.9%

% of Total Revenues	31.0%	30.7%

Depreciation & Amortization	38,677	39,984	-3.3%

EBIT	38,950	35,452	9.9%

% of Total Revenues	15.6%	14.4%

Net Interest Expense	9,380	8,721	7.5%

Other Financial Expenses	-23,092	674	n.m.

Foreign Exchange Loss	93,303	-8,249	n.m.

Comprehensive Financing Cost (Income)	79,591	1,146	n.m.

Income & Deferred Taxes	-12,036	14,005	-185.9%

Net Income before Minority
Interest and Equity Participation in Results of Affiliates	-28,604	20,301	-240.9%

Equity Participation in Results of Affiliates	3	16	-83.9%

Minority Interest	-779	-765	-1.9%

Net Income	-29,381	19,553	-250.3%

* Total revenues include Other Revenues

n.m. Not meaningful.

Comprehensive financing costs totaled 79.6 billion pesos resulting from 93 billion pesos in foreign exchange losses stemming mostly from the depreciation of the Mexican peso vis-a-vis the U.S. dollar and the euro. They gave rise to a 29.4 billion pesos net loss in the quarter. Most of our debt has been raised in international markets in hard currencies; since the company is based in Mexico the debt is therefore subject to foreign exchange variations. However, the exposure arising from this funding is managed through the use of financial derivatives and had been significantly reduced over the last several months to better conform to the currency mix of our revenue base and equity investments.

Our net debt ended March at 817 billion pesos; in cash flow terms it was up 24.6 billion pesos year-to-date, helping us fund our capital expenditures, 26.8 billion pesos. Our net debt to EBITDA (LTM) stood at 1.87 times under IAS17 at the end of March.

Balance Sheet - América Móvil Consolidated Millions of Mexican Pesos

	Mar ‘20	Dec ‘19	Var.%		Mar ‘20	Dec ‘19	Var.%
Current Assets				Current Liabilities
Cash, Marketable Securities & Other Short Term Investments	155,702	67,464	130.8%	Short Term Debt*	140,721	129,172	8.9%
Accounts Receivable	271,589	211,532	28.4%	Lease-Related Debt	25,993	25,895	0.4%
Other Current Assets	21,224	10,747	97.5%	Accounts Payable	262,035	268,484	-2.4%
Inventories	39,270	41,102	-4.5%	Other Current Liabilities	105,350	101,849	3.4%
	487,786	330,844	47.4%		534,098	525,400	1.7%
Non Current Assets				Non Current Liabilities
Plant & Equipment, gross	1,422,775	1,319,588	7.8%	Long Term Debt	702,807	495,082	42.0%
-Depreciation	741,149	680,244	9.0%	Lease-Related Debt	103,653	94,702	9.5%
Plant & Equipment, net	681,626	639,343	6.6%	Other Non Current Liabilities	204,983	189,843	8.0%
Rights of Use	124,996	118,003	5.9%		1,011,442	779,627	29.7%
Investments in Affiliates	2,460	2,474	-0.6%

Deferred Assets
Goodwill (Net)	154,355	152,900	1.0%
Intangible Assets	140,283	125,169	12.1%	Shareholder’s Equity	232,373	226,907	2.4%
Deferred Assets	186,408	163,199	14.2%
Total Assets	1,777,914	1,531,934	16.1%	Total Liabilities and Equity	1,777,914	1,531,934	16.1%

Financial Debt of América Móvil* Millions

	Mar -20	Dec -19

Peso - denominated debt (MxP)	73,204	80,129
Bonds and other securities	51,204	58,129

Banks and others	22,000	22,000

U.S. Dollar - denominated debt (USD)	11,638	9,472
Bonds and other securities	8,351	8,975
Banks and others	3,287	497

Euro - denominated Debt (EUR)	12,850	11,165
Bonds and other securities	10,887	11,065
Banks and others	1,963	100

Sterling - denominated Debt (GBP)	2,750	2,750
Bonds and other securities	2,750	2,750

Reais - denominated Debt (BRL)	9,975	7,475
Bonds and other securities	9,975	7,475
Banks and others	0	0

Debt denominated in other currencies (MxP)	37,997	26,045
Bonds and other securities	6,788	5,818
Banks and others	31,209	20,227

Total Debt (MxP)	843,527	624,254

Cash, Marketable Securities and Short Term Financial Investments (MxP)	155,702	67,464

Net Debt (MxP)	687,825	556,790

*This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure.

Mexico

We ended March with 77.2 million subs after adding 215 thousand mobile postpaid subscribers and 80 thousand prepaid clients in the quarter. Mobile net additions were lower at the end of March as Mexico began to enforce social distancing and other restrictive measures to prevent contagion of Covid-19 on March 19th. On the fixed-line platform we gained 105 thousand broadband clients in the first quarter—a 1.1% sequential increase in our fixed-broadband access lines—and disconnected 58 thousand voice lines.

Our revenues were up 8.8% year-on-year to 73.2 billion pesos with service revenues expanding 6.7%, their best performance in at least five quarters, led by mobile service revenues that jumped 10.4%, also the most rapid pace in over a year. Mobile prepaid revenues expanded 13.3% and mobile postpaid revenues 6.8%; in both cases it was the fastest rate, on the back of greater consumption of mobile data services.

At 0.5%, fixed-line service revenues were slightly higher in the quarter compared to a year before as the reductions in voice revenues were more than offset by a 4.6% increase in fixed-broadband revenues—the greatest increase posted in over a year. International long-distance revenues also rose, reflecting the depreciation of the Mexican peso vs. the U.S. dollar.

EBITDA rose nearly 12% from the year-earlier quarter, reaching 27.8 billion pesos. At 37.9%, our EBITDA margin was up 1.0 percentage points in the period.

We have leveraged the investments we have made over the last years in new technologies that have enhanced the capacity and reach of our platforms that have enabled us to handled important traffic increases with no detriment to quality or speed.

We have promoted the use of our digital platforms to address the needs of our clients: from online customer care to digital sales of airtime. In this unprecedented crisis we must remain very close to our clients in order to have enough flexibility to adapt to their needs.

To further support our clients during the emergency period, we have given away more than 27 million airtime and SMS bundles for mobile subscribers and in the fixed side we are offering a $100 peso plan with 2Mbps for Internet access. Additionally, we have opened all sites related to health and several related to education.

INCOME STATEMENT - Mexico Millions of MxP

	1Q20	1Q19(1)	Var.%

Total Revenues*	73,182	67,241	8.8%

Total Service Revenues	54,599	51,160	6.7%

Wireless Revenues	53,395	46,966	13.7%

Service Revenues	35,555	32,213	10.4%

Equipment Revenues	17,840	14,753	20.9%

Fixed Line Service Revenues	19,310	19,806	-2.5%

EBITDA	27,771	24,818	11.9%

% total revenues	37.9%	36.9%

EBIT	20,038	16,140	24.1%

%	27.4%	24.0%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Total revenues include other income.

(1) 1Q19 reflects reclassifications of “other revenues”.

Mexico Operating Data

	1Q20	1Q19	Var.%

Wireless Subscribers (thousands)	77,212	75,611	2.1%

Postpaid	14,564	13,714	6.2%

Prepaid**	62,648	61,897	1.2%

MOU	528	522	1.2%

ARPU (MxP)	154	143	7.8%

Churn (%)	3.9%	4.1%	(0.2)

Revenue Generating Units (RGUs)*	22,039	22,350	-1.4%

Fixed Lines	12,241	12,666	-3.4%

Broadband	9,798	9,684	1.2%

*Fixed Line and Broadband.

Argentina

For comparison purposes all comments in this section related to annual variations of the presented period for Argentina refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29. Information for Uruguay and Paraguay is not presented in the table.

Argentina has remained under lockdown since March 19th. Our stores and customers service centers have remained closed since then. We had nearly 12 thousand postpaid net additions in the quarter, but nearly ten thousand disconnections in prepaid. We have been promoting the use of digital platforms and have seen good adoption by postpaids and for prepaid airtime recharges. Prepaid adds and handset sales, however, have been very limited.

Revenues topped 25 billion Argentinean pesos in the first quarter, 7.5% less than the prior year with service revenues down 4.9% and equipment revenues contracting 18%. On the mobile segment, service revenues declined 6.5%. As a result of heavy promotions in the contract segment, revenues came down 6.9% annually, and on prepaid, they declined 4.5%.

First quarter EBITDA of 9.4 billion Argentinean pesos was down 15.0% year-on-year as a result of revenue declines and of a greater provision for bad debt booked after the contingency began. The EBITDA margin stood at 37.6% of revenues.

In Uruguay, measures effected by the government following COVID-19 have been milder and lockdown is recommended but not mandatory. In Paraguay, citizens are to remain at home with limited mobility but we have been able to keep our customer service centers and some stores open.

INCOME STATEMENT - Argentina Millions of Constant ARS of March 2020

	1Q20	1Q19	Var.%

Total Revenues*	25,008	27,033	-7.5%

Total Service Revenues	20,682	21,752	-4.9%

Wireless Revenues	22,746	24,949	-8.8%

Service Revenues	18,465	19,739	-6.5%

Equipment Revenues	4,281	5,210	-17.8%

Fixed Line Revenues	2,217	2,013	10.1%

EBITDA	9,391	11,054	-15.0%

% total revenues	37.6%	40.9%

EBIT	7,327	9,007	-18.7%

%	29.3%	33.3%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Argentina Operating Data

	1Q20	1Q19	Var.%

Wireless Subscribers (thousands)(1)	21,896	21,828	0.3%

Postpaid	8,460	8,387	0.9%

Prepaid	13,436	13,441	0.0%

MOU	75	75	-0.5%

ARPU (ARP)	279	198	40.5%

Churn (%)	1.7%	1.8%	(0.1)

Revenue Generating Units (RGUs)*	875	521	68.0%

*Fixed Line, Broadband and Pay TV.

(1) Hybrid subscribers are now included in our postpaid figures.

Brazil

After incorporating Nextel Brazil with 3.5 million subscribers and adding organically an additional 874 thousand postpaid clients in the first quarter, we ended March with 58.7 million subscribers. On the fixed-line platform we connected 107 thousand new broadband accesses in the period. At the end of the month we had 9.7 million broadband accesses, up 2.2% year-on-year, and a total of 33.8 million RGUs.

Organically, revenues rose 2.9% to 9.2 billion reais with service revenues rising 3.2%. On the mobile segment, service revenues rose 15.4%—almost as much as in the prior quarter—with postpaid revenues that shot up 19.2% relative to the prior year and prepaid revenues that grew 5.3%, up from 2.4% in the prior quarter. With the acquisition of Nextel we booked additional revenues of 593 million reais with which mobile service revenues topped four billion reais, an increase of 35% vis-à-vis our 1Q19 revenues.

On the fixed-line platform, service revenues declined 3.4% as the growth in broadband revenues, 10.6%, was not enough to compensate for the decline in voice, PayTV and corporate networks revenues. We have successfully been cross-selling our fixed and mobile products to our clients, and our Combo Multi has proven to be a very convenient solution.

At 3.5 billion reais, and as a result of solid revenue growth and good cost controls, our organic EBITDA for the quarter was 6.4% higher than that of the year-earlier quarter. The EBITDA margin stood at 38.3%, having climbed 1.3 percentage points over the last twelve-months. With our recent acquisition, EBITDA increased to 3.7 billion reais—an additional 189 million reais—and the margin was equivalent to 37.9% of revenues.

INCOME STATEMENT - Brazil Proforma Millions of BrL

	1Q20	1Q19	Var.%

Total Revenues*	9,791	9,485	3.2%

Total Service Revenues	9,522	9,198	3.5%

Wireless Revenues	4,341	3,840	13.1%

Service Revenues	4,082	3,566	14.5%

Equipment Revenues	259	274	-5.3%

Fixed Line Revenues	5,440	5,632	-3.4%

EBITDA	3,709	3,450	7.5%

% total revenues	37.9%	36.4%

EBIT	1,429	1,312	9.0%

%	14.6%	13.8%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Brazil Operating Data

	1Q20	1Q19	Var.%

Wireless Subscribers (thousands)	58,671	56,383	4.1%

Postpaid	31,847	24,479	30.1%

Prepaid	26,825	31,904	-15.9%

MOU(1)	157	138	13.9%

ARPU (BrL)	24	18	33.0%

Churn (%)	4.0%	3.8%	0.2

Revenue Generating Units (RGUs)*	33,808	34,993	-3.4%

*Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Colombia

We added 140 thousand subscribers in the quarter, including 33 thousand postpaid subs. January and February showed solid figures and in March, they came down reflecting the impact of the reduced mobility after the initial lockdown measures were implemented. On the fixed-line platform we connected 147 thousand new RGUs: 70 thousand broadband accesses, 45 thousand voice lines and 31 thousand PayTV units.

Total revenues, 3.2 trillion Colombian Pesos, were up 10.2% year-on-year, as service revenue growth continued to accelerate to 9.6%, with fixed and mobile service revenues growing almost at the same pace.

Mobile service revenues of 1.6 trillion Colombian pesos were up 9.6% year-on-year from 8.5% in the prior quarter with prepaid revenue growth accelerating to 13.5% and postpaid revenues expanding 7.7%. In both cases, it was the fastest pace observed in over a year.

Fixed-line service revenues increased 9.5% up from 8.6% in the fourth quarter. Broadband revenues, the most important component of fixed-line service revenues, were up 11.2% annually while corporate network services, our fastest growing business line, rose 19.5%. PayTV revenues increased 8.9%. The latter two also had their best showing in more than a year.

First quarter EBITDA of 1.4 trillion Colombian pesos was up 8.2% over the prior year; it was equivalent to 43.0% of revenues.

INCOME STATEMENT - Colombia Billions of COP

	1Q20	1Q19	Var.%

Total Revenues*	3,230	2,931	10.2%

Total Service Revenues	2,590	2,363	9.6%

Wireless Revenues	2,239	2,004	11.7%

Service Revenues	1,619	1,477	9.6%

Equipment Revenues	620	527	17.7%

Fixed Line Revenues	975	903	8.0%

EBITDA	1,390	1,284	8.2%

%	43.0%	43.8%

EBIT	814	720	13.1%

%	25.2%	24.6%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Colombia Operating Data

	1Q20	1Q19	Var.%

Wireless Subscribers* (thousands)	31,244	29,887	4.5%

Postpaid	7,384	6,997	5.5%

Prepaid	23,860	22,890	4.2%

MOU(1)	294	236	25.0%

ARPU (COP)	17,353	17,291	0.4%

Churn (%)	4.2%	4.8%	(0.6)

Revenue Generating Units (RGUs)**	7,760	7,320	6.0%

*Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).** Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Chile

Chile took preemptive measures at an early stage of the world pandemic by limiting mobility in certain municipalities in the second week of March and gradually extending the restrictions to larger areas through the remainder of the month.

Chile is one of the countries with the highest penetration of bank and other financial services. Since digital channels for sales and payments are widely used, the impact on demand for telecom services has been limited in spite of mobility having become more restricted.

Mobile net additions totaled 94 thousand in the first quarter; in fact, the figure for March was nearly 50% greater than the average of the first two months, and in the prepaid segment, net adds were almost two times higher in March. In the fixed-line segment we experienced similar trends: broadband net additions totaled three thousand in the quarter, but more than six thousand in March. In PayTV we had nine thousand disconnections in the first quarter.

First quarter revenues of 199 billion Chilean pesos came down 3.0% with service revenues falling 2.4%. The latter figure compares with -4.1% in Q4 and -5.0% in Q3. Although mobile service revenues declined 2.3% given the secular downtrend in prepaid revenues, postpaid revenues actually increased 3.8% annually, up from 2.7% in the prior quarter. On the fixed-line platform service revenues declined 2.5% compared to -4.4% in the precedent quarter.

EBITDA for the period was practically flat relative to the year-earlier quarter in spite of the revenue decline. The EBITDA margin for the period stood at 21.6% of revenues, 70 basis points higher than in the prior year.

INCOME STATEMENT - Chile Millions of ChPL

	1Q20	1Q19(1)	Var.%

Total Revenues*	199,349	205,548	-3.0%

Total Service Revenues	165,753	169,849	-2.4%

Wireless Revenues	125,334	128,916	-2.8%

Service Revenues	92,038	94,228	-2.3%

Equipment Revenues	33,296	34,688	-4.0%

Fixed Line Revenues	73,715	75,621	-2.5%

EBITDA	42,993	42,942	0.1%

% total revenues	21.6%	20.9%

EBIT	-8,058	-14,540	44.6%

%	-4.0%	-7.1%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) 1Q19 reflects restatements of fixed and mobile revenues.

Chile Operating Data

	1Q20	1Q19	Var.%

Wireless Subscribers (thousands)	6,966	6,720	3.7%

Postpaid	2,286	2,127	7.5%

Prepaid	4,681	4,593	1.9%

MOU	160	170	-5.8%

ARPU (ChP)	4,950	5,074	-2.5%

Churn (%)	6.5%	6.0%	0.5

Revenue Generating Units (RGUs)*	1,398	1,441	-3.0%

*Fixed Line, Broadband and Television.

Ecuador

The impact on Covid-19 was strongly felt in the second half of March as Ecuador was one of the countries with some of the most restrictive measures amongst our Latam operations. The country has been on mandatory lock-down since March 17th and our stores and customer service centers have remained closed since that date. Therefore the impact was initially felt in mobile net additions; we registered 28 thousand net disconnections for the quarter.

Subsequently, we saw a deterioration in service revenues. We had seen mobile service revenues contracting over the past quarters as the economy was undergoing a downturn, but now collections have come down since the contingency period began. First quarter revenues of 307 million were down 5.9% over the year with service revenues declining 3.9%. On the mobile segment, service revenues fell 5.5% with prepaid revenues falling almost twice as rapidly. On the fixed-line platform, albeit a small base, service revenues increased 14.5% on the back of broadband and corporate networks.

As revenues declined, EBITDA contracted 6.4% and the margin came in at 42.1% of revenues.

INCOME STATEMENT - Ecuador Millions of Dollars

	1Q20	1Q19	Var.%

Total Revenues*	307	326	-5.9%

Total Service Revenues	262	273	-3.9%

Wireless Revenues	281	303	-7.3%

Service Revenues	237	251	-5.5%

Equipment Revenues	44	52	-16.0%

Fixed Line Revenues	26	23	14.0%

EBITDA	129	138	-6.4%

% total revenues	42.1%	42.4%

EBIT	74	81	-9.0%

%	23.9%	24.8%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Ecuador Operating Data

	1Q20	1Q19	Var.%

Wireless Subscribers (thousands)	8,465	8,308	1.9%

Postpaid	2,660	2,640	0.7%

Prepaid	5,805	5,668	2.4%

MOU	413	427	-3.3%

ARPU (US$)	9	10	-8.0%

Churn (%)	4.0%	4.2%	(0.3)

Revenue Generating Units (RGUs)*	458	397	15.5%

*Fixed Line, Broadband and Television.

Peru

Peru was amongst the first countries, in our Latam footprint, to adopt contingency measures. The actions taken to mitigate contagion include mandatory lock-down beginning March 16th. Sales of new mobile lines and fixed accesses have been suspended.

First quarter revenues rose 2.4% to 1.3 billion soles, as service revenues increased 4.9% and equipment revenues decreased 1.3% year-on-year on account of the limitation to activate new lines. Mobile service revenues increased 4.0% with prepaid revenues falling 3.6% and postpaid rising 7.0%.

On the fixed-line platform, service revenues were 8.0% higher than a year before on account of broadband revenues that jumped 26%. Whereas January and February showed solid operating trends, the latter figures also reflect revenues booked based on invoices issued in March which are not currently being paid by our clients and payment for which will not be required for some time. We are increasing our bad debt provision accordingly.

EBITDA of 400 million soles was up 13.5% on an annual basis. The EBITDA margin for the period stood at 30.9%, three percentage points above that of the precedent year.

INCOME STATEMENT - Peru Millons of Soles

	1Q20	1Q19	Var.%

Total Revenues*	1,294	1,264	2.4%

Total Service Revenues	972	926	4.9%

Wireless Revenues	1,064	1,040	2.4%

Service Revenues	744	715	4.0%

Equipment Revenues	320	324	-1.3%

Fixed Line Revenues	227	211	7.9%

EBITDA	400	352	13.5%

% total revenues	30.9%	27.9%

EBIT	140	119	17.8%

%	10.8%	9.4%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Peru Operating Data

	1Q20	1Q19	Var.%

Wireless Subscribers (thousands)	11,543	11,818	-2.3%

Postpaid	4,234	4,069	4.1%

Prepaid	7,309	7,749	-5.7%

MOU	290	252	14.9%

ARPU (Sol)	21	20	7.2%

Churn (%)	4.5%	6.3%	(1.9)

Revenue Generating Units (RGUs)*	1,646	1,498	9.9%

*Fixed Line, Broadband and Television.

Central America

We have had very different schemes as related to the Covid-19 pandemic in the countries that make up the Central American block.

Altogether, we generated revenues of 583 million dollars that declined 4.5% from the year-earlier quarter on a proforma basis, with service revenues down 1.9% and equipment revenues falling 18.8%. Mobile service revenues were 2.1% lower than a year before. Towards the end of March, we began to experience a greater reduction in prepaid revenues given the social distancing and curfew measures in some countries, but postpaid revenues were slightly higher than a year before.

On the fixed-line segment, service revenues were 1.7% lower year-on-year, mostly on the back of voice revenue declines.

EBITDA of 219 million dollars declined 3.1% relative to the prior year but the margin rose 50 basis points to 37.5%. In Guatemala, EBITDA rose as we start to benefit from the synergies of the integration of Telefonica’s former operation in that country.

INCOME STATEMENT - Central America Proforma Millions of Dollars

	1Q20	1Q19(1)	Var.%

Total Revenues*	583	610	-4.5%

Total Service Revenues	514	524	-1.9%

Wireless Revenues	392	413	-4.9%

Service Revenues	333	340	-2.1%

Equipment Revenues	60	73	-18.2%

Fixed Line Revenues	187	192	-2.6%

EBITDA	219	226	-3.1%

% total revenues	37.5%	37.0%

EBIT	78	88	-11.4%

%	13.3%	14.4%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) 1Q19 figures were restated for IFRS 16.

Central America Operating Data

	1Q20	1Q19	Var.%

Wireless Subscribers (thousands)	15,469	15,841	-2.3%

Postpaid	2,548	2,513	1.4%

Prepaid	12,921	13,328	-3.1%

MOU	166	158	4.7%

ARPU (US$)(2)	7	7	1.7%

Churn (%)	6.1%	5.6%	0.5

Revenue Generating Units (RGUs)*	4,408	4,393	0.3%

* Fixed Line, Broadband and Pay TV. Figures have been adjusted in accordance with the methodology used for all AMX operations.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

(2) Under IFRS 15.

Caribbean

In the Dominican Republic we ended march with 5.4 million wireless subscribers.

Total revenues increased 4.8% with service revenues rising 5.7% over the year. Mobile postpaid had the greatest annual increase in at least five quarters, while prepaid service revenues rose 12.5%. On the fixed-line platform, service revenues remained flat from a year before. EBITDA for the quarter, 5.9 billion Dominican pesos, was 5.3% higher than a year before with the margin increasing slightly to 46.1% of revenues.

In Puerto Rico all of our stores and customer service centers have remained closed since March 16th. Revenues declined 4.9% as compared to the prior year with service revenues down 5.3%, dragged down by declining fixed-line and mobile revenues, down -9.4% and -1.4%, respectively. First quarter EBITDA, 32 million dollars, fell 14.4% year-on-year. The EBITDA margin stood at 15.9% of revenues.

INCOME STATEMENT - Caribbean Millions of Dollars

	1Q20	1Q19(1)	Var.%

Total Revenues*	435	450	-3.2%

Total Service Revenues	388	399	-2.8%

Wireless Revenues	264	265	-0.5%

Service Revenues	217	214	1.4%

Equipment Revenues	47	51	-8.5%

Fixed Line Revenues	174	188	-7.8%

EBITDA	141	147	-4.5%

% total revenues	32.3%	32.8%

EBIT	59	71	-17.1%

%	13.6%	15.8%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) 1Q19 reflects reclassifications of fixed and mobile service revenues.

Caribbean Operating Data

	1Q20	1Q19	Var.%

Wireless Subscribers (thousands)	6,312	5,980	5.6%

Postpaid	2,046	1,951	4.9%

Prepaid	4,266	4,029	5.9%

MOU	219	238	-8.0%

ARPU (US$)	12	12	-4.2%

Churn (%)	3.3%	3.5%	(0.2)

Revenue Generating Units (RGUs)*	2,516	2,545	-1.1%

* Fixed Line, Broadband and Pay TV.

United States

We disconnected 50 thousand clients in the first quarter—excluding Safelink—to finish March with 20.7 million wireless subscribers. Our high ARPU brands showed solid growth in the period with some registering greater net gains as the month progressed in March. As economic uncertainty increased alongside the impact of the Coronavirus, several clients appeared to be looking for more flexible plans, as there are in prepaid.

Notwithstanding the incipient but severe economic contraction, service revenues for the period were flat on an annual basis at 1.7 billion dollars with ARPU rising 4.0% to 27 dollars. EBITDA was down 5.8% to 116 million dollars on account of higher subsidies that resulted from aggressive competition. The EBITDA margin stood at 5.9%, slightly below that of the year-earlier quarter.

INCOME STATEMENT - United States Millions of Dollars

	1Q20	1Q19	Var.%

Total Revenues	1,986	1,992	-0.3%

Service Revenues	1,692	1690	0.1%

Equipment Revenues	294	302	-2.6%

EBITDA	116	123	-5.8%

% total revenues	5.9%	6.2%

EBIT	98	105	-6.1%

%	4.9%	5.3%

United States Operating Data

	1Q20	1Q19	Var.%

Wireless Subscribers (thousands)	20,704	21,599	-4.1%

Straight Talk	9,473	9,359	1.2%

SafeLink	2,051	2,660	-22.9%

Other Brands	9,180	9,581	-4.2%

MOU	625	553	13.0%

ARPU (US$)	27	26	4.0%

Churn (%)	3.7%	3.7%	0.0

A1 Telekom Austria Group

Covid-19 started to affect Telekom Austria’s business towards the end of the first quarter and thus had only a limited impact on its financial results. Most governments imposed restrictive contingency measures that limited mobility. As a result, traffic increased, but our networks have handled it—for both data and voice traffic—without any congestions.

Mobile subscribers increased by 1.8% to 21.3 million in the quarter. The postpaid segment remained strong as demand for mobile WiFi routers increased. RGUs declined by 0.9% year-on-year. In Austria driven primarily by voice and to a lesser extent by low-bandwidth broadband RGUs. In the international markets, the number of RGUs rose due to TV and broadband connections. Following the sanitary crisis, we had high demand for mobile WiFi routers and mobile devices as well as for VPN connections and bandwidth upgrades for business customers. In the residential segment, gross ads have been lower on both the fixed and mobile platforms.

For most of the quarter, the underlying positive trends of the previous quarters continued with both stable or growing service revenues and rising EBITDA in Bulgaria, Croatia, Belarus and Serbia. However, the market lost part of its dynamism in the second half of March.

Total revenues for the group were up 3.4% year-on-year to 1,126 million euros with growth in Bulgaria, Belarus and Serbia. In Austria, revenues were stable as lower fixed-line revenues were offset by higher mobile service and equipment revenues. Mobile service revenues were 5.2% greater than a year before rising in all markets except for Slovenia on the back of strong demand of mobile WiFi routers and upselling activities in the high-value segment in Austria

Fixed-line service revenues were flat as growth in Eastern Europe outweighed the decline in Austria which resulted from fixed-line disconnections as well as from voucher redemptions and lower installation fees associated to certain broadband promotions. In the second half of March we started to feel an impact from the collapse of customer and visitor roaming revenues.

EBITDA for the Group, excluding restructuring charges, increased slightly by 0.4% to 397 million euros (reported: +1.7%), driven by higher service revenues that compensated for higher bad debt following an increase in provisions for past due amounts. In Austria, EBITDA excluding restructuring charges declined by 3.1%, due to lower fixed-line revenues and higher bad debt provisions, increased advertising costs and the continued improvement of security, infrastructure and digitalization measures. In the international markets, EBITDA grew by 6.5% driven by Bulgaria, Belarus and Serbia. The margin for the group stood at 35.2%.

On January 27th, A1 launched in Austria its “5Giga” premium tariff portfolio for mobile and Internet@Home segments. The initial uptake for our 5Giga products showed strong demand.

On March 2nd, A1 successfully launched its new TV platform A1 Xplore TV with 260 channels, 7 day replay, multiscreen experience – on TV, tablet, smartphone, laptop and Chromecast – as well as up to 500 hours recording and many integrated apps.

INCOME STATEMENT (In accordance to IFRS 16) - A1 Telekom Austria Group

Millions of Euros

	1Q20	1Q19	Var.%

Total Revenues	1,126	1,089	3.4%

Total Service Revenues	950	924	2.7%

Wireless Service Revenues	521	495	5.2%

Fixed-line Service Revenues	429	430	-0.1%

Equipment Revenues	158	144	10.1%

Other operating income	18	22	-15.5%

EBITDA	381	374	1.7%

% total revenues	33.8%	34.3%

Adjusted EBITDA(1)	397	395	0.4%

% total revenues	35.2%	36.3%

EBIT	147	140	5.1%

%	13.1%	12.9%

For further detail please visit www.a1.group/en/investor-relations

(1) Does not include restructuring charges in Austria.

A1 Telekom Austria Group Operating Data

	1Q20	1Q19	Var.%

Wireless Subscribers (thousands)	21,306	20,933	1.8%

Postpaid	17,100	16,288	5.0%

Prepaid	4,206	4,645	-9.5%

MOU	397	354	12.2%

ARPU (US$)	8	8	3.5%

Churn (%)	1.5%	1.8%	(0.3)

Revenue Generating Units (RGUs)*	6,131	6,185	-0.9%

* Fixed Line, Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Exchange Rates Local Currency units per MxP
	1Q20	1Q19	Var.%
Euro
End of Period	0.0386	0.0461	-16.4%
Average	0.0457	0.0458	-0.2%
U.S.
End of Period	0.0425	0.0518	-17.8%
Average	0.0504	0.0520	-3.1%
Brazilean Real
End of Period	0.2211	0.2017	9.6%
Average	0.2244	0.1962	14.4%
Argentinean Peso
End of Period	2.7419	2.2438	22.2%
Average	3.1021	2.0295	52.9%
Chilean Peso
End of Period	36.2378	35.1204	3.2%
Average	40.4554	34.7178	16.5%
Colombian Peso
End of Period	172.8809	165.1617	4.7%
Average	178.0793	163.2116	9.1%
Guatemalan Quetzal
End of Period	0.3268	0.3976	-17.8%
Average	0.3871	0.4016	-3.6%
Peruvian Sol
End of Period	0.1464	0.1719	-14.8%
Average	0.1716	0.1730	-0.8%
Dominican Republic Peso
End of Period	2.3401	2.6185	-10.6%
Average	2.7185	2.6304	3.4%

Exchange Rates Local Currency Units per USD
	1Q20	1Q19	Var.%
Euro
End of Period	0.9065	0.8914	1.7%
Average	0.9069	0.8808	3.0%
Mexican Peso
End of Period	23.5122	19.3201	21.7%
Average	19.8341	19.2202	3.2%
Brazilean Real
End of Period	5.1987	3.8967	33.4%
Average	4.4511	3.7706	18.0%
Argentinean Peso
End of Period	64.4690	43.3500	48.7%
Average	61.5281	39.0065	57.7%
Chilean Peso
End of Period	852.0300	678.5300	25.6%
Average	802.3949	667.2841	20.2%
Colombian Peso
End of Period	4,064.8100	3190.9400	27.4%
Average	3,532.0353	3136.9606	12.6%
Guatemalan Quetzal
End of Period	7.6847	7.6810	0.0%
Average	7.6769	7.7192	-0.5%
Peruvian Sol
End of Period	3.4420	3.3210	3.6%
Average	3.4034	3.3253	2.3%
Dominican Republic Peso
End of Period	55.0200	50.5900	8.8%
Average	53.9189	50.5565	6.7%

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market share	A company’s subscriber base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

SMS	Short Message Service.

SAC

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

For further information please visit our website at: www.americamovil.com

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2020	AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Carlos José García Moreno Elizondo
	Name:	Carlos José García Moreno Elizondo
	Title:	Chief Financial Officer